SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Applied DNA Sciences Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03815U409
(CUSIP Number)

May 28, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815U409	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

S.H.N. Financial Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	5	SOLE VOTING POWER

1,013,807 (1)(2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,013,807 (1)(2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,013,807 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)(2)
12	TYPE OF REPORTING PERSON
OO (3)

(1)	Represents 108,000 shares of the Issuer’s Common Stock and 1,013,807 shares of common stock issuable upon exercise of pre-funded warrants. The pre-funded warrants were subject to a 9.99% beneficial ownership limitation. The Reporting Person acquired a total of 1,417,641 pre-funded warrants which sum includes the pre-funded warrants. The Reporting Person sold all shares of Common Stock including all shares issuable upon exercise of the pre-funded warrants on or after May 28, 2024. The Reporting Person also acquired 1,525,641 Series A and Series B Warrants, each of which had 9.9% beneficial ownership limitations. None of the numbers in this Schedule 13G give effect to shares issuable under the Series A and Series B Warrants since no meeting of the stockholders to consider the Warrant Stockholder Approval is likely to occur within 60 days of May 28, 2024 and the beneficial ownership limitations will apply in any event.
(2)	Based on 10,215,497 shares of Common Stock outstanding upon closing of an offering (assuming no exercise of any pre-funded warrants and assuming none of the Series A and B Warrants or placement agent warrants issued in this offering are exercised) as reported in the Issuer’s Prospectus dated May 28, 2024.
(3)	The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 03815U409	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Applied DNA Sciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

50 Health Sciences Drive

Stony Brook, NY 11790

Item 2.

(a)	Name of Person Filing:

S.H.N. Financial Investments Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

Herzliya Hills Arik Einstein 3, Israel, 4610301

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

03815U409

Item 3.

Not applicable.

CUSIP No. 03815U409	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the reporting person is based on 10,215,497 shares of Common Stock outstanding upon closing of an offering (assuming no sale of any pre-funded warrants and assuming none of the series warrants or placement agent warrants issued in this offering are exercised) based on the Issuer’s Prospectus dated May 28, 2024.

Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03815U409	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	S.H.N. Financial Investments Ltd.

June 7, 2024	By:	/s/ Nir Shamir
Nir Shamir, Chief Executive Officer